June 10, 2020

VIA EDGAR

Sonia Bednarowski

Dietrich King

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Brent Oil Fund, LP
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-238282) filed on June 3, 2020 (the “Registration Statement”)

Dear Ms. Bednarowski and Mr. King:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Brent Oil Fund, LP hereby respectfully requests that the Registration Statement be ordered effective on June 11, 2020, at 12:00 p.m. ET, or as soon thereafter as practicable.

United States Brent Oil Fund, LP

By: United States Commodity Funds LLC,
its General Partner

By: /s/ Daphne G. Frydman
Daphne G. Frydman
General Counsel